September 7, 2012

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington DC, 20549-4720

Re: SEC Sarbanes-Oxley Review of the DWS Family of Funds.

Dear Ms. DiAngelo:

Further to our conference call on May 22, 2012, please find enclosed a spreadsheet setting forth the issues raised during the call and our responses. The Registrants referenced in the response include:

CASH ACCOUNT TRUST	811-05970
CASH MANAGEMENT PORTFOLIO	811-06073
CASH RESERVE FUND, INC.	811-03196
DWS EQUITY 500 INDEX PORTFOLIO	811-06698
DWS GLOBAL/INTERNATIONAL FUND, INC.	811-04670
DWS INCOME TRUST	811-04049
DWS INSTITUTIONAL FUNDS	811-06071
DWS INTERNATIONAL FUND, INC.	811-00642
DWS INVESTMENT TRUST	811-00043
DWS MARKET TRUST	811-01236
DWS MONEY FUNDS	811-02527
DWS MONEY MARKET TRUST	811-03495
DWS MUNICIPAL TRUST	811-02671
DWS PORTFOLIO TRUST	811-00042
DWS SECURITIES TRUST	811-02021
DWS STATE TAX-FREE INCOME SERIES	811-03657
DWS TARGET DATE SERIES	811-08606
DWS TARGET FUND	811-05896
DWS TAX FREE TRUST	811-03632
DWS VALUE EQUITY TRUST	811-01444
DWS VALUE SERIES, INC.	811-05385
INVESTORS CASH TRUST	811-06103
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND	811-05076
DWS HIGH INCOME OPPORTUNITIES FUND, INC.	811-21949
DWS GLOBAL HIGH INCOME FUND, INC.	811-06671
DWS HIGH INCOME TRUST	811-05482
DWS MULTI-MARKET INCOME TRUST	811-05689
DWS MUNICIPAL INCOME TRUST	811-05655
DWS STRATEGIC INCOME TRUST	811-08382

DWS STRATEGIC MUNICIPAL INCOME TRUST	811-05767
THE CENTRAL EUROPE AND RUSSIA FUND, INC.	811-06041
THE EUROPEAN EQUITY FUND, INC.	811-04632
THE NEW GERMANY FUND, INC. (collectively, the “DWS Funds”)	811-05983

In connection with responding to your comments, please be advised that the DWS Funds acknowledge that:

•	The DWS Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The DWS Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, or need further information, please contact the undersigned at (617) 295-2663.
.

Sincerely,

/s/Paul Schubert

Paul Schubert
Managing Director, Deutsche Investment Management Americas Inc.
Treasurer, DWS Funds

Enclosure

Number	SEC Request	Fund	SEC Form	DWS Response
1	Accountants Report on Internal Control attached to Form NSAR-B filings:
a
The city and state of the accounting firm issuing the report is missing from the following funds’ Accountants Report on Internal Control.  Ensure that all future filings of this report contain the city and state of the accounting firm issuing the report.
		Multiple filings	Form NSAR-B
Discussed format of attachment with audit firms and service provider.  City and State of audit firms has been moved from the footnote to the body of the attachment to ensure inclusion in future filings.

b
For the following funds, the Accountants Report on Internal Control was dated before the audit opinion date.  How can the auditors conclude that there were no material weaknesses before the audit was complete?

November 2011 N-SAR filings for the following Series:  DWS High Income Trust, DWS Multi-Market Income Trust; DWS Municipal Income Trust; DWS Strategic Income Trust; DWS Strategic Municipal Income Trust; DWS Value Series
			Form NSAR-B	Refiled in June 2012 to change date on Sub-Item 77B: Accountant's report on internal control
c
 The Accountants Report on Internal Control issued for the DWS S&P 500 Index Fund (811-06071) filed as an attachment to the Form NSAR-B on 2/29/2012 contains an incorrect date of December 31, 2012 in the body of the report.  File an amended Form NSAR-B to correct.
		DWS S&P 500 Index Fund (811-06071)	Form NSAR-B	Refiled in June 2012
2	Series and Class Information in EDGAR:
a	The following classes of shares are missing ticker symbols in EDGAR. Please update the series and class information in EDGAR to include the appropriate ticker symbols:
811-03495  Daily Assets Fund Institutional   DAFXX, 811-04049  GNMA Fund- R shares  GRGGX,   High Income Fund- R shares  KHYRX  High Income Fund- S shares  KHYSX, 811-00043  Core Equity Fund- R shares  SUWTX  Small Cap Growth Fund- R shares SSDGX, 811-03657 Massachusetts Tax-Free Fund- A Shares  SQMAX Massachusetts Tax-Free Fund- B shares SQMBX Massachusetts Tax-Free Fund- C Shares SQMCX Massachusetts Tax-Free Fund- S Shares SCMAX
The Funds' ticker symbols have been updated in Edgar.
b	Why is the Daily Assets Fund Institutional still listed as Active in 811-06071? This fund moved to another Registrant.	Daily Assets Fund Institutional 811-06071		Daily Assets Fund Institutional will be making its final Form N-PX filing at the end of August, 2012. After that filing, the Fund's status will be changed in EDGAR to inactive.
c	What is the correct ticker symbol for Class R shares of the Core Equity Fund? EDGAR lists the ticker symbol as “SUWRX” while the 497K filed 5/1/2012 lists the ticker symbol as “SUWTX”?	DWS Core Equity Fund		The Fund's ticker symbol has been updated in Edgar.
d	What is the correct ticker symbol for Class R shares of the Large Cap Value Fund (811-05385)? EDGAR lists the ticker symbol as “KDCRX” while the 497K filed 3/1/2012 lists the ticker symbol as KDCQX.	DWS Large Cap Value Fund (811-05385)		The Fund's ticker symbol has been updated in Edgar.
3	In reference to the correction notice, was the NCSR refiled?	DWS Enhanced Emerging Markets Fixed Income Fund	NSCR
The NCSR was not refiled.  The Interest Sensitivity table on page 15 was revised to reflect changes to effective maturity and effective duration: filed was 8.4 years and 7.7 years, respectively; corrected was 7.7 years and 6.5 years respectively.  Management determined that the change was not material and therefore did not refile the NCSR.  The updated Interest Sensitivity table was posted to the Fund's web site: www.dws-investments.com.

4
In connection with a letter from the SEC referencing derivatives related disclosures by investment companies, ensure the MDFP discusses the effect of derivatives on the funds' performance.  It appeared the Enhanced Commodity Strategy Fund did not discuss the fund's derivatives strategies.
		DWS Enhanced Commodity Strategy Fund	NSCR - Portfolio Manager Review
The Fund is aware of the Staff's position on discussing the effect of derivatives on fund performance in the MDFP and believes the discussion provided is substantive.  Specifically, the third paragraph on the first page of the MDFP explains the Fund's strategy of using commodity-linked derivatives (swaps and futures) to gain exposure to commodities.  Thereafter, the MDFP discusses in detail the effect on returns of the Fund's investment approach as well as the impact of specific commodities.

5
Inconsistencies noted in the reporting of quality ratings from NRSROs- some funds reporting the lower of Moody's and S&P, some funds reporting the higher of Moody's and S&P.  Per N1-A, the fund should use ratings of one NRSRO.
		Various DWS funds disclosing credit quality ratings	NSCR - Portfolio Summary
DWS taxable fixed income funds changed the reporting method to the higher of Moody's and S&P effective 12/31/11 and the DWS tax exempt fixed income funds followed effective 3/31/12.  Prior to these dates, the DWS funds reported the lower of Moody's and S&P.  The Funds use ratings from both Moody's and S&P to ensure adequate ratings coverage for all issues since any one NRSRO may not cover all issues held by the funds.

6
Explain why in the performance section for the US Bond Index Fund, the performance for Class A shares were used in the Growth of an Assumed $10,000 Investment chart but the performance of the Institutional Class shares were discussed in the MDFP.
		DWS US Bond Index Fund	NCSR - Performance Summary
Class A shares commenced in February 2009. Class A shares imputed performance is used for the Growth of an Assumed $10,000 Investment chart adjusted for the maximum sales charge.  Investment Class performance is discussed in the MDFP since it is the oldest class and therefore has the longest performance history. Historically we have continued to use the oldest class in the letter until three years of performance is available for Class A.  Effective for the annual report as of 12/31/12, Class A will be discussed in the letter.

7	Information About Your Fund's Expenses
a	The expense example provides two charts - one including interest expense and one excluding interest expenses. Collapse the expense example into one chart.	DWS Strategic High Yield Tax Free Fund, DWS New York Tax Free Income Fund and other DWS municipal funds that invest in inverse floaters.	NCSR - Information About Your Fund's Expenses	Effective with the April, 2012 shareholder reports, the expense ratios excluding interest expense will be disclosed as a footnote to the table of expenses including interest expense
b	In the expense example chart, provide the actual number of days in the reporting period.	All DWS funds	NCSR - Information About Your Fund's Expenses	Effective with the April 2012 shareholder reports, disclosure will include the actual days in the period.
c
 Provide an explanation for Class R six month expense ratio included in the expense example in the September 2011 shareholder report in comparison to the ratio included in the semi and annual in the financial highlights.  The Class R expense ratio for the six months ended 9/30 was .98%, the annual ratio for the twelve months ended 9/30 was 1.29% and the ratio for the six months ended 3/31 was 1.34%.
		DWS Capital Growth Fund	NCSR - Information About Your Fund's Expenses
There was a significant change in assets for this class due to a large redemption, $75.5 million, in end of November 2010, which reduced the fund's assets by 95%.  The change in ratio from first 6 months to the 2nd  6 months is due to change of assets and change in class level expenses primarily drop in sub recordkeeping fees.

d	Prospectus fee table - please remove the disclosure explaining interest expense that follows the expense table for each Fund as it is not required under Form N-1A.	DWS Strategic High Yield Tax Free Fund, DWS New York Tax Free Income Fund and other DWS municipal funds that invest in inverse floaters.	N-1A
The Funds have recently responded to a similar comment from the disclosure review staff of the SEC and have removed the disclosure that explains the interest expense from the summary prospectus for each of the Funds.  However, the Funds believe that this disclosure is relevant information to an investor and provides clear and concise information that assists investors in comparing the Funds’ expense information with that of other mutual funds.  The Funds are currently discussing similar disclosure in more detail with the disclosure review staff of the SEC and based on those discussions, the Funds reserve the right to include similar disclosure relating to interest expense in each Funds’ summary prospectus in the future.

8	Disclose in the fund's Statement of Operations income from payment-in-kind (PIK) securities if greater than 5% of total income.	All applicable DWS funds	NCSR - Statement of Operations	Income from payment-in-kind securities is less than 5% of gross income.
9	Explain why security lending collateral was insufficient at 11/30/11.	DWS Strategic Value Fund, DWS Large Cap Value Fund, DWS Dreman Small Cap Value Fund and DWS Dreman Mid Cap Value Fund	NCSR - Investment Portfolio
Major stock market indexes closed November 30, 2011 up more than 4%.  The Funds' security lending collateral is based on the value of securities on loan as of the prior day's market close (November 29, 2011); therefore, the Fund's were under collateralized.  If the collateral falls below the required amount, the Fund's lending agent provides additional collateral the next business day.

10	For any preferred stocks held, disclose the annual coupon rate in the investment portfolio - fund noted, DWS Global Thematic Fund.	All applicable DWS funds	NCSR - Investment Portfolio
The Funds disclose annual dividend rates for US preferred stocks.  Because certain foreign preferred stocks do not pay a level periodic dividend rate, a dividend rate for foreign preferred stocks is not disclosed in the investment portfolio.

11
When looking through to the collateral for a repurchase agreement for Cash Management Portfolio (Federated Republic of Brazil and Republic of South Africa), is this collateral an appropriate investment for this money market fund?
		Cash Management Portfolio	NCSR - Investment Portfolio
The Fund does not look through for non-government money market funds.  The Fund had a non traditional repo trade with JPM over year end. This repo was done with an approved counterparty that the Advisor deemed to represent minimal credit risk. In addition, the repo was collateralized with a minimum of 105%. The risk was fully discussed and approved with the Fund Board.

12	Is the Lehman receivable for DWS Communications Fund a valid receivable?	DWS Communications Fund	NCSR - Investment Portfolio	Yes. The bankruptcy administrator for Lehman has acknowledged the claim.
13	Per Regulation S-X, section 6.04, disclose separately any receivables for directors and officers.	All DWS funds	NSCR - Statement of Assets and Liabilities	Effective with the April, 2012 shareholder reports, the Trustees/Directors fees will be broken out separately.
14	For funds with return of capital distributions, were the funds in compliance with Rule 19a-1?	DWS Ultra Short Duration Fund, DWS Short Duration Fund, DWS Enhanced Global Bond Fund.	NSCR - Performance Summary, Rule 19a-1
Yes, the funds were in compliance.  At the time of the distribution, the funds had sufficient net investment income to fully support the distribution.  Any tax bases return of capital was the result of Section 988 foreign currency transactions.  The shareholders were notified of the tax basis return of capital upon the issuance of year-end 2011 Forms 1099. Such forms were sent to shareholders in January 2012. No Section 19 Notices were required for such distributions since the fund has sufficient earning and profits at the time of the distribution; a subsequent tax adjustment resulted in the return of capital.  In accordance with new reporting requirements, Form 8937 (Report of Organizational Actions Affecting Basis of Securities) will be posted on the firm's website after the fiscal year-end of any applicable fund within 45 days upon final determination of any tax basis return of capital. Such will remain on the website for ten years.

15	Why do Class B shares continue to accrue 12b-1 fees if they are closed to new purchases?	All applicable funds with Class B shares.	NSCR - Related Parties
Payment to broker is made upfront and the distributor is repaid this upfront payment over the six years of the life of Class B shares.  Class B shares automatically convert to Class A shares six years after issuance.

16	Payments by affiliate - reimbursement of loses
a	Provide additional details for a reimbursement for a loss of $106,648 due to a breach of the fund's procedures.	DWS Ultra Short Duration Fund	NCSR - Payments by Affiliate
While the disclosure provided in the shareholder report is accurate, the following provides additional details for this payment: No more than 15% of total assets in futures. As of 6/2/11, the fund was over this limit in futures due the purchase of a short US 5 year CBT future. On 6/13/11, the Fund closed the position at a loss of $106,624.28 which was reimbursed with interest.

b	Provide additional details for a reimbursement for a loss of $324,192 due to fund not meeting the investment guidelines.	The European Equity Fund, Inc.	NCSR - Payments by Affiliate
While the disclosure provided in the shareholder report is accurate, the following provides additional details for this payment: No purchase of securities where DB is involved in the underwriting syndicate. On 7/7/11, the Fund purchased ThyssenKrupp AG from Deutsche Bank as part of a placement of treasury shares. The trader responsible for the trade overrode the alert in the monitoring system thinking that the transaction was permissible. Compliance identified the issue the following day when reviewing the daily affiliated trade surveillance report. However, based on the fact that a commission was paid on the purchase, it was initially believed that the trade was an agency trade with an affiliated broker rather than a purchase in an underwriting with an affiliate acting as part of the syndicate. Therefore, it was believed that the trade was permissible in reliance on Rule 17e-1. The transaction was flagged for further research in connection with the preparation of the quarterly compliance report for the October 14, 2011 meeting of the Board. In the process of obtaining the required certifications from the affiliated broker and the investment adviser under the Fund’s Rule 17e-1 Procedures, additional information regarding the transaction was obtained and it was determined that the transaction was a placement of stock and not an agency trade. The security had already been sold from the Fund on September 6, 2011 at the portfolio manager’s discretion. In order to resolve the Rule 10f-3 violation, the loss of approximately $324,192 which includes commissions paid to Deutsche Bank.

17	Expenses note - explain how other trust expenses that cannot be directly attributed to a fund are apportioned. On what basis are expenses allocated.	All DWS funds	NCSR - Expenses
The Expenses note in the Notes to Financial Statements section of the shareholder report will be updated as follows: "Expenses of the Trust arising in connection with a specific fund are allocated to that fund. Other Trust expenses which cannot be directly attributed to a fund are apportioned among the funds in the Trust based upon the relative net assets or other appropriate measures."

18	What was the cause of the interest expense on the statement of operations?	DWS Floating Rate Fund	NCSR - Statement of Operations	Interest expense in the result of margin requirements for the foreign futures held by the fund.
19	For funds investing in foreign countries, expand disclosure for the funds' policy of accruing and paying foreign taxes.	All applicable DWS funds	NCSR - Taxes
The Taxes note in the Notes to Financial Statements section of the shareholder report will be updated as follows:  "Additionally, the Fund may be subject to taxes imposed by the governments of countries in which it invests and are generally based on income and or capital gains earned or repatriated.  Estimated tax liabilities on certain foreign securities are recorded on an accrual basis and are reflected as components of interest income or net change in unrealized gain/loss on investments.  Tax liabilities realized as a result of security sales are reflected as a component of net realized gain/loss on investments."

20	Funds with Guarantees:
a	Please include the financial statements of the Advisor in the Funds' filing?	DWS Target 2013 Fund, DWS Target 2014 Fund	NCSR - Organization and Significant Accounting Policies
Further to our conference calls of August 8, 2012 and August 27, 2012, the Funds respectfully believe that (i) the agreements between the DWS Target Fund, a Massachusetts business trust, on behalf of its series (each a "Fund"), and Deutsche Investment Management Americas Inc. (formerly Zurich Scudder Investments, Inc.)  ("DIMA" or the "Advisor") is not the functional equivalent of a guarantee or warranty and (ii) that the inclusion of the Advisor's financial statements in the Funds’ registration statement as an exhibit would not serve any useful purpose.  As discussed, we reached out to individuals who were involved in the initial registration of the Funds as well as subsequent registrations and it was noted that the Funds did have extensive discussions with the staff of the SEC relating to the nature of the agreement between the Advisor and the Fund, and at that time, the staff of the SEC did not request that the financial statements of the Advisor be included in the Funds’ filing.  As further noted on our calls, Funds are no longer offered to new investors and February 15, 2013 and November 15, 2014 are the Maturity Dates for DWS Target 2013 Fund and DWS Target 2014 Fund, respectively.

b	How did the Fund account for the guarantee, did they consider whether it was a derivative pursuant to Topic 815?	DWS Target 2013 Fund, DWS Target 2014 Fund	NCSR - Organization and Significant Accounting Policies
Based on further review by DB and the funds' auditors, DB has determined that this agreement is a derivative pursuant to Topic 815.  DB has also determined that the value of the agreement is de minimus to the funds based on the process in which the Advisor maintains zero coupon U.S. Treasuries with a par amount sufficient to enable eligible shareholders to receive on the maturity date of the fund, the amount of their original investment, including any applicable sales change.  Beginning with the funds' next shareholder report as of July 31, 2012, disclosure will be provided addressing this agreement as a derivative.